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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

China 3C Group
(Name of Issuer)
Common Stock
(Title of Class of Securities)
169362 10 0
(CUSIP Number)
Wen-An Chen & Huoqing Yang
368 HuShu Nan Road
Hangzhou City, Zhejiang Province
P.R. China 310014
86-571-88381700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 20, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	169362 10 0	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Wen-An Chen

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	China

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,000,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		4,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	60.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	169362 10 0	Page	3	of	5

1	NAMES OF REPORTING PERSONS: Huoqing Yang

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	China

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,000,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		4,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	60.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1. Security and Issuer.
     The class of equity securities to which this Schedule 13D relates is the common stock of China 3C Group, a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 368 HuShu Nan Road, HangZhou City, Zhejiang Province, China.
Item 2. Identity and Background.
     (a) Name: Wen-An Chen and Huoqing Yang (the “Reporting Persons”)
     (b) Address: 368 HuShu Nan Road, Hangzhou City, Zhejiang Province, P.R. China 310014
     (c) Occupation and Place of Employment: The Reporting Persons are self-employed consultants.
     (d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, neither of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.
     (f) Citizenship: The Reporting Persons are Chinese citizens.
Item 3. Source and Amount of Funds or Other Consideration.
     The Reporting Persons received a warrant to acquire 4,000,000 shares of the Issuer’s common stock on December 20, 2005, in exchange for certain financial consulting services.
Item 4 Purpose of Transaction.
     On December 20, 2005, the Issuer entered into a consulting agreement with the Reporting Persons (the “Consulting Agreement.”) Pursuant to the terms of the Consulting Agreement, the Reporting Persons will provide the Issuer with certain financial consulting services. In exchange for these services, the Issuer issued the Reporting Persons a warrant to purchase 4,000,000 shares of the Issuer’s common stock, exercisable immediately, at an exercise price of $0.10 per share.
     Neither of the Reporting Persons has any plans or proposals that relate to or would result in the occurrence of any of the actions described in Items 4(a) through 4(j).
Item 5. Interest in Securities of the Issuer.
     (a) The Reporting Persons own a warrant to acquire 4,000,000 shares of common stock of the Issuer, which, as of December 20, 2005, upon exercise would account for approximately 60.5% of the Issuer’s issued and outstanding common stock.

     (b) The Reporting Persons have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of, the 4,000,000 shares of common stock of the Issuer that they can acquire by exercising their warrant.
     (c) Transactions in the securities effected during the past sixty days: None, other than the transactions described in Item 4 of this Schedule 13D.
     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons.
     (e) The date on which the Reporting Persons ceased to be beneficial owners of more than five percent of the class of securities: Inapplicable
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Inapplicable.
Item 7. Material to Be Filed as Exhibits.
     Exhibit A            Consulting Agreement
     Exhibit B            Agreement Regarding the Joint Filing of Schedule 13D

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 28, 2005	WEN-AN CHEN
/s/ Wen-An Chen
Wen-An Chen, Individually

HUOQING YANG
/s/ Huoqing Yang
Huoqing Yang, Individually